

July 13, 2016

Via E-mail
Mr. Jeffrey S. Levy, Esq.
Senior Vice President and General Counsel
Atlantic Power Corporation
3 Allied Drive, Suite 220
Dedham, MA 02026

> **Re:** **Atlantic Power Corporation**
> **Amendment No. 2 to Schedule TO-I**
> **Filed July 7, 2016**
> **File No. 005-87139**

Dear Mr. Levy:

We have reviewed your filing and have the following comments.

Conditions of the Offer, page 9

1. We note disclosure remaining in the introductory and final paragraph indicating that all of the listed Offer conditions may be asserted by the Company regardless of the circumstances giving rise to any such condition. Please revise to avoid the implication that you may terminate the offer based on actions or inactions completely within the control of the Company.

Issuer Bid Circular

Assumptions and Limitations, page A-4

2. We note revised disclosure stating Alexander Capital's belief that the terms of its engagement letter with the Company foreclose debentureholders from relying on its valuation under applicable law. Alexander Capital further indicates that it does not believe that applicable law has addressed the availability of this disclaimer as a valid defense against debentureholder claims against it. Please revise your disclosure to make a clear statement that Alexander Capital is not aware of any legislative, administrative or judicial support under applicable law for the proposition that a financial advisor can limit investor claims against it by means of a contractual provision with an issuer, specifically disclose that support, or state whether applicable law has addressed the issue.

Please contact Justin A. Kisner at (202) 551-3788 or David L. Orlic, Special Counsel, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Pamela L. Marcogliese, Esq.
      Cleary Gottlieb Steen & Hamilton LLP